EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Six Months Ended June 30, 2004

Net income from continuing operations less distributions on preferred units	$73,732
Distributions on preferred units	16,001
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustments	(5,733)
Interest expense	65,169
Earnings before fixed charges	$149,169

Interest expense	$65,169
Interest costs capitalized	2,760
Total fixed charges	67,929

Preferred distributions	16,001
Total fixed charges and preferred distributions	$83,930

Ratio of earnings to fixed charges	$2.20

Ratio of earnings to fixed charges and preferred distributions	$1.78